SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of October 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated October 28, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 JINPAN INTERNATIONAL LIMITED



                                 By: /s/ Mark Du
                                     --------------------------------------
                                     Name: Mark Du
                                     Title: Principal Financial Officer

Dated:  October 31, 2005

    EXHIBIT NO.            DESCRIPTION

    1.                     Press release, dated October 28, 2005.

                                                                       EXHIBIT 1

JINPAN INTERNATIONAL LIMITED UPDATES TO THEIR INITIAL FORECASTS FOR THE YEAR
2005

ENGLEWOOD CLIFFS, NJ-OCTOBER 28, 2005- JINPAN INTERNATIONAL LIMITED (Amex:JST), announced today updates to its initial 2005 forecasts. The Company reiterates its original estimate of a 25 % increase in net income over the amount realized last year. The Company managed to offset the affects of increased material costs of 50%, as compared to 2004, by adjusting its manufacturing schedule and product offering mix.

During the second half of the year, Jinpan received more orders for its higher-end products resulting in an adjustment of its product mix and an increase in gross income. The Company expects the year end order backlog to be higher than originally anticipated due to more orders for its higher end products, which require greater manufacturing time. Year end sales growth rates are now expected to be 25%- 30%, revised from the original forecast of 50%. The Company expects the order backlog to be an estimated US $13 million, more than twice its historical average of US $5-6 million.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION

Contact:
         Jinpan International Limited
         Mark Du, Principal Financial Officer
         (201) 227-0680